                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                             Shiloh Industries, Inc.
     ----------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
     ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   824543 10 2
                    -----------------------------------------
                                 (CUSIP Numbers)

                                 Curtis E. Moll
                                MTD Products Inc
                                5965 Grafton Road
                             Valley City, Ohio 44280
                                  330-225-2600

                                 With a copy to:

                             David J. Hessler, Esq.
                      Wegman, Hessler, Vanderburg & O'Toole
                            6100 Rockside Woods Blvd.
                              Cleveland, Ohio 44131
                                  216-642-3342
     ----------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 11, 1997
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [x].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
----------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 824543 10 2                                                        13D
          -----------

 1   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          MTD Products Inc
          IRS No. 34-0658691

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [X]

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

          OO

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                           [ ]

 6   CITIZENSHIP OR PLACE  OF ORGANIZATION

          Ohio corporation

  NUMBER OF       7   SOLE VOTING POWER
   SHARES
BENEFICIALLY               4,583,335
  OWNED BY
    EACH          8   SHARED VOTING POWER
  REPORTING
 PERSON WITH               124,400

                  9   SOLE DISPOSITIVE POWER

                            4,583,335

                 10   SHARED DISPOSITIVE POWER

                            124,400

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,707,735

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)

          36.2%

14   TYPE OF REPORTING PERSON*

          CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 824543 10 2                                                        13D
          -----------

 1   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          James C. Fanello
          SS No. ###-##-####

 2   CHECK THE APPROPRIATE  BOX  IF A MEMBER  OF A GROUP*                (a) [ ]
                                                                         (b) [X]
 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

          Not Applicable

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                           [ ]

 6   CITIZENSHIP OR PLACE  OF ORGANIZATION

          United States of America

  NUMBER OF       7    SOLE VOTING POWER
   SHARES
BENEFICIALLY               1,662,773
  OWNED BY
    EACH          8   SHARED VOTING POWER
  REPORTING
 PERSON WITH               170,139

                  9   SOLE DISPOSITIVE POWER

                            1,662,773

                 10   SHARED DISPOSITIVE POWER

                            170,139

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,832,912

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)

          14.1%

14   TYPE OF REPORTING PERSON*

          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 824543 10 2                                                        13D
          -----------

 1   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Dominick C. Fanello
          SS No. ###-##-####

 2   CHECK THE APPROPRIATE  BOX  IF A MEMBER  OF A GROUP*                (a) [ ]
                                                                         (b) [X]

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

          Not Applicable

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                           [ ]

 6   CITIZENSHIP OR PLACE  OF ORGANIZATION

          United States of America

  NUMBER OF       7   SOLE VOTING POWER
   SHARES
BENEFICIALLY               1,637,307
  OWNED BY
    EACH          8   SHARED VOTING POWER
  REPORTING
 PERSON WITH               175,406

                  9   SOLE DISPOSITIVE POWER

                            1,637,307

                 10   SHARED DISPOSITIVE POWER

                            175,406

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,812,713

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)

          13.9%

14   TYPE OF REPORTING PERSON*

          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 824543 10 2                                                        13D
          -----------

 1   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Kathleen M. Fanello
          SS No. ###-##-####

 2   CHECK THE APPROPRIATE  BOX  IF A MEMBER  OF A GROUP*                (a) [ ]
                                                                         (b) [X]

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

          Not Applicable

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                           [X]

 6   CITIZENSHIP OR PLACE  OF ORGANIZATION

          United States of America

  NUMBER OF       7   SOLE VOTING POWER
   SHARES
BENEFICIALLY               170,139
  OWNED BY
    EACH          8   SHARED VOTING POWER
  REPORTING
 PERSON WITH               1,662,773

                  9   SOLE DISPOSITIVE POWER

                            170,139

                 10   SHARED DISPOSITIVE POWER

                            1,662,773

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          170,139

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)

          1.3%

14   TYPE OF REPORTING PERSON*

          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 824543 10 2                                                        13D
          -----------

 1   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Rose M. Fanello
          SS No. ###-##-####

 2   CHECK THE APPROPRIATE  BOX  IF A MEMBER  OF A GROUP*                (a) [ ]
                                                                         (b) [X]

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

          Not Applicable

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                           [ ]

 6   CITIZENSHIP OR PLACE  OF ORGANIZATION

          United States of America

  NUMBER OF       7   SOLE VOTING POWER
   SHARES
BENEFICIALLY               175,406
  OWNED BY
    EACH          8   SHARED VOTING POWER
  REPORTING
 PERSON WITH               1,637,307

                  9   SOLE DISPOSITIVE POWER

                            175,406

                 10   SHARED DISPOSITIVE POWER

                            1,637,307

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          175,406

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)

          1.3%

14   TYPE OF REPORTING PERSON*

          IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D relates to the Common Stock, $.01 par value per share (the "Common Stock"), of Shiloh Industries, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Suite 350, 1013 Centre Road, Wilmington, Delaware 19805.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(f) This Schedule 13D is filed on behalf of four individuals and one corporation, as identified below (individually, the "Reporting Person" and collectively, the "Reporting Persons"), who, pursuant to Rule 13d-5(b)(1), may be deemed to be a group as a result of such Reporting Persons agreeing to dispose of and acquire, as the case may be, certain shares of Common Stock of the Company.

     Although the Reporting Persons are making this joint filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Securities Exchange Act of 1934 (the "Exchange Act").

     The names, residential addresses and occupation of the individual Reporting Persons are listed below. All of the individual Reporting Persons listed below are citizens of the United States of America. Each Reporting Person beneficially owns shares of Common Stock, CUSIP No. 824543 10 2.

Name                     Address                  Occupation
----                     -------                  ----------

Dominick C. Fanello      2521 Hanley Road         Vice Chairman of the Board and
                         Lucas, Ohio 44843        Director of the Company

James C. Fanello         2577 East Hanley Road    Executive Vice President,
                         Lucas, Ohio 44843        President of Stamping and
                                                  Blanking and Director of the
                                                  Company

Rose M. Fanello          2521 Hanley Road         Not applicable
                         Lucas, Ohio 44843

Kathleen M. Fanello      2577 East Hanley Road    Not applicable
                         Lucas, Ohio 44843

     The name, principal business address and principal business of MTD Products Inc is as follows:

     The principal executive offices of MTD Products Inc are located at 5965 Grafton Road, Valley City, Ohio 44280. MTD Products Inc is a privately held Ohio corporation engaged in the manufacturing of outdoor power equipment and tools, dies and stampings for the automotive industry.

     Pursuant to General Instruction "C" for Schedule 13D, set forth below is certain information concerning the executive officers and directors of MTD Products Inc, all of whom are citizens of the United States of America.

                                                                         Present Principal
Name                    Title                    Business Address        Occupation
----                    -----                    ----------------        -----------------
Curtis E. Moll          Chairman of the          5965 Grafton Road       Chairman of the
                        Board, President and     Valley City, Ohio       Board, President and
                        Chief Executive          44280                   Chief Executive
                        Officer                                          Officer

Gordon Manning          Vice President -         5965 Grafton Road       Vice President -
                        Management               Valley City, Ohio       Management
                        Information Systems      44280                   Information Systems
                        and Communications                               and Communications

Gunter Plamper          Vice President -         5965 Grafton Road       Vice President -
                        Product Development      Valley City, Ohio       Product Development
                        and Safety               44280                   and Safety

Regis A. Dauk           Vice President -         5965 Grafton Road       Vice President -
                        Human Resources          Valley City, Ohio       Human Resources
                                                 44280

John Milks              Vice President -         5965 Grafton Road       Vice President -
                        Plant and Facilities     Valley City, Ohio       Plant and Facilities
                        Engineering              44280                   Engineering

Ronald C. Houser        Chief Financial          5965 Grafton Road       Chief Financial
                        Officer                  Valley City, Ohio       Officer
                                                 44280

James M. Milinski       Treasurer                5965 Grafton Road       Treasurer
                                                 Valley City, Ohio
                                                 44280

Michael J. Cullen       Assistant Treasurer      5965 Grafton Road       Assistant Treasurer
                                                 Valley City, Ohio
                                                 44280

Edward J. Seligman      Director of Business     5965 Grafton Road       Director of Business
                        Planning and             Valley City, Ohio       Planning and
                        Operations               44280                   Operations
                        Compliance                                       Compliance

Nicholas Cashier        Director of              5965 Grafton Road       Director of
                        Purchasing               Valley City, Ohio       Purchasing
                                                 44280

David J. Hessler        Secretary and            5965 Grafton Road       Secretary and Special
                        Special Counsel          Valley City, Ohio       Counsel
                                                 44280

Emil Jochum             Co-Founder and           5965 Grafton Road       Co-Founder and
                        Director                 Valley City, Ohio       Director
                                                 44280

                                                                         Present Principal
Name                    Title                    Business Address        Occupation
----                    -----                    ----------------        -----------------

Dieter Kaesgen          President - Consumer     5965 Grafton Road       President - Consumer
                        Products Group           Valley City, Ohio       Products Group
                                                 44280

Darrell T. Moll         President -              5965 Grafton Road       President -
                        Manufacturing            Valley City, Ohio       Manufacturing
                        Technologies Group       44280                   Technologies Group

George L. Cotter, Jr.   President -              5965 Grafton Road       President -
                        Automotive Systems       Valley City, Ohio       Automotive Systems
                        Group                    44280                   Group

Lucy E. Lavery          President -              5965 Grafton Road       President -
                        Mechanical Systems       Valley City, Ohio       Mechanical Systems
                        Group                    44280                   Group

Leonard M. Delac        Vice President -         5965 Grafton Road       Vice President -
                        Manufacturing            Valley City, Ohio       Manufacturing
                        Planning -               44280                   Planning -
                        Automotive Systems                               Automotive Systems
                        Group                                            Group

John A. Rainone         Executive Vice           5965 Grafton Road       Executive Vice
                        President - Service      Valley City, Ohio       President - Service
                        and Joint Ventures -     44280                   and Joint Ventures -
                        Consumer Products                                Consumer Products
                        Group                                            Group

Theodore S. Moll        Executive Vice           5965 Grafton Road       Executive Vice
                        President -              Valley City, Ohio       President -
                        Manufacturing -          44280                   Manufacturing -
                        Consumer Products                                Consumer Products
                        Group                                            Group

Hartmut Kaesgen         Executive Vice           5965 Grafton Road       Executive Vice
                        President - Product      Valley City, Ohio       President - Product
                        Development -            44280                   Development -
                        Consumer Products                                Consumer Products
                        Group                                            Group

William Docherty, Jr.   Executive Vice           5965 Grafton Road       Executive Vice
                        President - Sales        Valley City, Ohio       President - Sales and
                        and Marketing -          44280                   Marketing -
                        Consumer Products                                Consumer Products
                        Group                                            Group

         During the last five years, none of the Reporting Persons, nor to the best of the Company's knowledge, any of the executive officers or directors of MTD Products Inc have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Reporting Person nor to the best of the Company's knowledge, any of the executive officers or directors of MTD Products Inc have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     If the transaction described in Item 4 below is consummated, it is anticipated that the aggregate amount of funds required by MTD Products Inc to purchase shares of Common Stock of the Company at a price of $19.00 per share will be obtained either through existing credit facilities or through the private placement of debt or equity securities of MTD Products Inc.

ITEM 4.  PURPOSE OF TRANSACTION.

     (a) On June 12, 1997, the Company issued a press release which announced that certain stockholders of the Company, including, without limitation, the individual Reporting Persons, which consist of Dominick C. Fanello, James C. Fanello, Rose Fanello and Kathleen Fanello (the "Individual Reporting Persons"), would support a proposed transaction by MTD Products Inc to acquire all of the outstanding Common Stock of the Company not owned by MTD Products Inc at a price of $19.00 per share. The Individual Reporting Persons own in the aggregate approximately 27.8% of the outstanding Common Stock of the Company.

     (b) Although the terms and conditions of the proposed transaction are subject to further review and negotiation, MTD Products Inc proposes to merge the Company with or into a direct or indirect wholly-owned subsidiary of MTD Products Inc in a transaction which will be voted on by the stockholders of the Company; in accordance therewith, all outstanding stock of the Company will be exchanged for cash at a price of $19.00 per share of Common Stock. No assurances can be given, however, that MTD Products Inc and the Company will reach agreement on the terms and conditions of any proposed transaction or if reached, that such transaction will be consummated. In the event that the transactions described above do not take place, MTD Products Inc may pursue other methods of acquiring control of or influencing the Company.

     (h) Upon consummation of the transactions contemplated by Item 4(a) and
Item 4(b) above, the Company's securities will cease to be quoted on the Nasdaq National Market.

     (i) Upon consummation of the transactions contemplated by Item 4(a) and
Item 4(b) above, the Company will be eligible to terminate the registration of its equity securities pursuant to Section 12(g)(4) of the Exchange Act because the Company will have less than 300 stockholders.

     (c)-(g) and (j) Except as otherwise noted, including, without limitation, the transactions contemplated by or related to the merger of the Company with or into a direct or indirect wholly-owned subsidiary of MTD Products Inc and the acquisitions of shares of the Company by MTD Products Inc described in Item
4(a) and Item 4(b) above, the Reporting Persons do not have any plans or proposals which would relate to or result in:

          (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Company (except for the change in the board of directors resulting from the merger of the Company with or into a direct or indirect wholly-owned subsidiary of MTD Products Inc);

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure;

          (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person (except for certain changes that will be effected upon consummation of the merger described above); or

          (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) As of the date hereof, 13,038,763 shares of Common Stock of the Company are outstanding.

     Each person named in response to Item 2 hereof has, as of the date hereof, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of the Common Stock as follows:

     MTD PRODUCTS INC. MTD Products Inc has the sole power to vote and to dispose of 4,583,335 shares of Common Stock, which constitute approximately 35.2% of the outstanding Common Stock and shared power to vote and to dispose of 104,400 shares held by the MTD Pension Pooled Fund and 20,000 shares of Common Stock held by the Jochum Moll Foundation, a charitable organization, which constitute approximately 1% of the outstanding Common Stock. In addition, Curtis Moll, the Chairman of the Board and the Chief Executive Officer of MTD Products Inc holds 1,500 shares of Common Stock of the Company as custodian for a minor child and Dieter Kaesgen, President of the Consumer Products Group of MTD Products Inc, owns 7,000 shares of Common Stock of the Company. MTD Products Inc disclaims beneficial ownership of shares held by its executive officers and directors. Each of the executive officers and directors of MTD Products Inc share the power to vote and dispose of shares of Common Stock beneficially owned by MTD Products Inc. As a result, each of the executive officers and directors of MTD Products Inc may be deemed to beneficially own the shares of Common Stock that MTD Products Inc may be deemed to beneficially own. MTD Products Inc anticipates that certain of its executive officers and directors may acquire shares of Common Stock for their individual accounts in open market transactions at prevailing prices, subject to any applicable legal or other restrictions on their ability to do so. Except as set forth in Item 6, there are no agreements, understandings or arrangements between MTD Products Inc and any of its executive officers or directors with respect to the Common Stock, and there can be no assurance that any acquisitions by such executive officers or directors will take place.

     JAMES C. FANELLO. Mr. J. Fanello has the sole power to vote and to dispose of 1,637,007 shares of Common Stock that are currently held by Key Trust Company of Ohio, N.A. ("Key Trust"), as trustee for the James C. Fanello Trust, due to an immediate right to revoke such trust, 25,000 options that are currently exercisable, and 766 shares in the Company's 401(k) plan, which collectively constitutes approximately 12.8% of the outstanding Common Stock. Mr. J. Fanello currently shares dispositive power with the trustee as to the 1,637,007 shares held by the trust. The address of Key Trust is 42 North Main Street, Mansfield, Ohio 44902 and the principal business of Key Trust is providing banking and trust company services. Mr. J. Fanello is the husband of Kathleen M. Fanello; consequently, Mr. J. Fanello may be deemed to have shared voting and dispositive power with respect to the 170,139 shares owned by his wife.

     DOMINICK C. FANELLO. Mr. D. Fanello has the sole power to vote and to dispose of 1,637,007 shares of Common Stock currently held by The Richland Bank, as trustee for the Dominick C. Fanello Trust, due to an immediate right to revoke such trust, and 300 shares held by him as custodian for three minor grandchildren, which collectively constitute approximately 12.6% of the outstanding Common Stock. Mr. D. Fanello currently shares dispositive power with the trustee as to the 1,637,007 shares held by the trust. The address of The Richland Bank is 3 North Main Street, Mansfield, Ohio 44902 and the principal business of The Richland Bank is providing banking and trust company services. Mr. D. Fanello is the husband of Rose M. Fanello; consequently,

Mr. D. Fanello may be deemed to have shared voting and dispositive power with respect to the 175,406 shares of Common Stock owned by his wife.

     KATHLEEN M. FANELLO. Ms. K. Fanello has the sole power to vote and to dispose of 170,139 shares of Common Stock that are currently held by Key Trust, as trustee for the Kathleen M. Fanello Trust, due to an immediate right to revoke such trust, which constitutes approximately 1.3% of the outstanding Common Stock. Ms. K. Fanello currently shares dispositive power with the trustee as to the 170,139 shares held by the trust. Ms. K. Fanello is the wife of James
C. Fanello; consequently, Ms. K. Fanello may be deemed to have shared voting and dispositive power with respect to the 1,637,007 shares beneficially owned by her husband. Ms. K. Fanello disclaims beneficial ownership of these 1,637,007 shares.

     ROSE M. FANELLO. Ms. R. Fanello has the sole power to vote and to dispose of 174,616 shares of Common Stock that are currently held by The Richland Bank, as trustee for the Rose M. Fanello Trust, due to an immediate right to revoke such trust, and 790 shares held by her, which constitute approximately 1.3% of the outstanding Common Stock. Ms. R. Fanello is the wife of Dominick C. Fanello; consequently, Ms. R. Fanello may be deemed to have shared voting and dispositive power with respect to the 1,637,307 shares beneficially owned by her husband. Ms. R. Fanello disclaims beneficial ownership of these 1,637,307 shares.

     (c) No transactions were effected by a Reporting Person in the last 60 days.

     (d) Except for the current shared dispositive power with respect to the trusts noted above, no person has the right to direct the receipt of the proceeds from the sale of Common Stock of the Company.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On June 11, 1997 certain stockholders of the Company and MTD Products Inc reached an understanding whereby such stockholders indicated that they would support a proposed transaction by MTD Products Inc for the acquisition for $19.00 per share of all the outstanding Common Stock of the Company not currently owned by MTD Products Inc. To date, a formal agreement setting forth the terms and conditions of such understanding has not yet been entered into.

     James C. Fanello, a Reporting Person, is party to an option agreement with the Company pursuant to the 1993 Key Employee Stock Incentive Plan, whereby he is entitled to exercise certain options for shares of Common Stock of the Company.

     The Company, the Reporting Persons, certain additional persons and various trusts set up for the benefit of members of the Fanello families have entered into the Stockholders Agreement dated as of June 22, 1993, as amended as of March 11, 1994; such Stockholders Agreement is hereby incorporated by reference to Exhibit 99.2 and Exhibit 99.3 to this Schedule 13D. The Stockholders Agreement provides that the signatories thereto will each vote their shares of Common Stock in favor of the election of certain Directors of the Company. The Stockholders Agreement also provides for rights of first refusal with respect to transfers of Common Stock by the signatories thereto and certain of their respective successors and assigns.

     Except as set forth herein, and other than the Company's internal policies requiring that all trading in securities by the Company's employees and agents comply with federal and state securities laws and other applicable legal and contractual restrictions, to the best of the Company's knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons identified in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the Company's securities, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 -- Press Release of the Company, dated June 12, 1997.

Exhibit 99.2 -- Stockholders Agreement, dated as of June 22, 1993, by and among the Company, MTD Products Inc and the Stockholders named therein.

Exhibit 99.3 -- Stockholders Agreement, dated as of March 11, 1994, by and among the Company, MTD Products Inc and the Stockholders named therein.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 23, 1997

MTD Products Inc                        Dominick C. Fanello

By: /s/ Richard C. Hauser               /s/ Dominick C. Fanello
   -------------------------------      ----------------------------------------
Name: Richard C. Hauser
Title: Chief Financial Officer

James C. Fanello                        Rose M. Fanello

/s/ James C. Fanello                    /s/ Rose M. Fanello
----------------------------------      ----------------------------------------

Kathleen M. Fanello
----------------------------------
/s/ Kathleen M. Fanello